Mail Stop 3010

February 25, 2010

Via U.S. Mail and Fax (732) 577-9980
Ms. Anna T. Chew
Chief Financial Officer
UMH Properties, Inc.
Juniper Business Plaza,
3499 Route 9 North, Suite 3-C
Freehold, NJ   07728

      RE: **UMH Properties, Inc.**
              Form 10-K for the period ended December 31, 2008
              Filed March 10, 2009
              File No. 1-12690

Dear Ms. Chew:

We have reviewed your response letter dated January 11, 2010 and have the following additional comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Statements of Income, page 52

1. We note your response to comment 2. In future filings, please present amounts earned from dividends, interest on securities, profits or losses on securities and miscellaneous other income or deductions below operating expenses in accordance with Rule 5-03 of Regulation S-X.

Note 4 – Securities Available for Sale, page 61

2. Your responses to prior comments 4 & 5 indicate that you review securities for other than temporary impairment if the fair value is below cost by 20% and that a sharp decrease in the REIT market in 2009 resulted in you reviewing securities

for other than temporary impairment that had not been reviewed before despite being in an unrealized loss position for more than 6 months. Since the guidance of ASC 320-10-35 does not provide a quantitative threshold regarding when to review for impairment, please clarify to us how you determined that it was appropriate to not test for other than temporary impairment if a security was less than 20% below cost. In addition, please quantify the value of securities that have not been evaluated for other than temporary impairment in future filings.

You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney at 202-551-3473 with any other questions.

Sincerely,

Kristi Marrone
Staff Accountant